UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2015

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

PUBLICLY-HELD COMPANY

CNPJ MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

MINUTES OF THE 269th MEETING OF THE BOARD OF DIRECTORS

1. DATE, HOUR AND VENUE: April 28, 2015, at 9 a.m., at the office of Telefônica Brasil S.A. (“Company”), located at Av. Eng. Luiz Carlos Berrini, 1376, Brooklin, São Paulo – SP.

2. CHAIRMAN AND SECRETARY: Mr. Antonio Carlos Valente da Silva – Chairman of the Board of Directors; and Mr. Breno Rodrigo Pacheco de Oliveira – Secretary of the Board of Directors.

3. PARTICIPANTS: Directors that subscribed the minutes, as prescribed by article 19, paragraph 4, of the Bylaws, with necessary quorum for holding and resolution.

4. DISCUSSIONS AND RESOLUTIONS: The Directors approved, by unanimous decision, the following matters:

4.1.         Verify the subscription of 121,711,240 (one hundred and twenty-one million, seven hundred and eleven thousand, two hundred and forty) common shares, nominative, no par value, issued by the Company ("Common Shares"), at an unitary issuance price of R$38.47 (thirty-eight reais and forty-seven cents), and 236,803,588 (two hundred and thirty-six million, eight hundred and three thousand, five hundred and eighty-eight) preferred shares, nominative, no par value, issued by the Company ("Preferred Shares") at an unitary issuance price of R$47.00 (forty-seven reais), which were issued under the Public Offering for Primary Distribution of Shares held simultaneously in Brazil, in non-organized over the counter market ("Brazilian Offering") and abroad ("International Offering" and, together with the Brazilian Offering, "Global Offering") by means of relevant registration with the Comissão de Valores Mobiliários ("CVM"), pursuant to CVM Instruction 400, of December 29, 2003, as amended ("CVM Instruction 400"), and with the Securities and Exchange Commission under the U.S. Securities Act of 1933, as amended.

4.2.         As a result of the determination referred in the previous item, approve the increase of the Company's capital stock, within the limits of its authorized capital provided for in Article 4 of the Company's Bylaws and with the exclusion of preemptive rights of the Company's current shareholders, pursuant to Article 172 of Law 6,404, of December 15, 1976, as amended (“Law of Corporations”), in the amount of R$15,812,000,038.80 (fifteen billion, eight hundred and twelve million, thirty-eight reais and eighty cents), as approved on the Meeting of the Board of Directors of April 27, 2015, the Company's capital stock now being R$53,610,109,783.83 (fifty-three billion, six hundred and ten million, one hundred and nine thousand, seven hundred and eighty-three reais and eighty-three cents), represented by 121,711,240 (one hundred and twenty-one million, seven hundred and eleven thousand, two hundred and forty) Common Shares and 236,803,588 (two hundred and thirty-six million, eight hundred and three thousand, five hundred and eighty-eight) Preferred Shares. The Common Shares, Preferred Shares and ADSs issued as a result of the capital increase will entitle their holders, from the date of disclosure of the Global Offering announcement of commencement, the same rights assigned respectively to the holders of common shares, preferred shares and ADSs, currently outstanding, under the Company's Bylaws and the Law of Corporations, fully participating in dividends and other distributions that may be declared from the date of publication of the Global Offering announcement of commencement.

Minutes of the 269th MBD Pg. 1/1

With nothing else to address, the Meeting was adjourned and this minutes was drafted by the Board’s Secretary, which was approved and signed by the attending Directors, and drafted in the book of minutes. São Paulo, April 28, 2015. (a.a.) Antonio Carlos Valente da Silva – Board of Directors’ Chairman; Santiago Fernández Valbuena – Board of Directors’ Vice-Chairman; Antonio Gonçalves de Oliveira; Eduardo Navarro de Carvalho; Francisco Javier de Paz Mancho; José Fernando de Almansa Moreno-Barreda; Luciano Carvalho Ventura; Luis Javier Bastida Ibarguen; Luiz Fernando Furlan; Narcís Serra Serra; Roberto Oliveira de Lima. Board of Directors’ Secretary: Breno Rodrigo Pacheco de Oliveira.

This counterpart is a true copy of the minutes of the 269th Board of Directors’ Meeting of Telefônica Brasil S.A., held on April 28, 2015, drafted in the book of minutes.

Breno Rodrigo Pacheco de Oliveira

Board of Directors’ Secretary

Minutes of the 269th MBD Pg. 2/2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	April 28, 2015	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director